UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
April 20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------
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1. Investment Company Act File Number:        Date
examination completed:

811-21591	                                  September 28, 2009

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2. State Identification Number:

AL             AK             AZ             AR
CA           CO
CT             DE             DC             FL
GA           HI
ID             IL             IN             IA
KS           KY
LA             ME             MD             MA
MI           MN
MS             MO     X       MT             NE
NV           NH
NJ             NM             NY             NC
ND           OH
OK             OR             PA             RI
SC           SD
TN             TX             UT             VT
VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

American Century Asset Allocation Portfolios, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

4500 Main Street, Kansas City, Missouri, 64111




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American Century Asset Allocation Portfolios, Inc.:
We have examined management's assertion included in the accompanying Management Statement regarding compliance with certain provisions of the Investment Company Act of 1940 that American Century Asset Allocation Portfolios, Inc. (the "Corporation"), comprising the LIVESTRONG Income Portfolio, LIVESTRONG 2015 Portfolio, LIVESTRONG 2020 Portfolio,
LIVESTRONG 2025 Portfolio, LIVESTRONG 2030 Portfolio,
LIVESTRONG 2035 Portfolio, LIVESTRONG 2040 Portfolio,
LIVESTRONG 2045 Portfolio, LIVESTRONG 2050 Portfolio, One
Choice Portfolio: Very Conservative, One Choice Portfolio:
Conservative, One Choice Portfolio: Moderate, One Choice
Portfolio: Aggressive, and One Choice Portfolio: Very
Aggressive (each a "Portfolio" and collectively, the "Portfolios"), complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 31, 2009. Management is
responsible for the Corporation's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Corporation's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company
Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Corporation's compliance with those requirements and performing such other procedures as we considered necessary
in the circumstances. Included among our procedures were the following tests performed as of July 31, 2009, and with respect to agreement of security purchases and sales, for the period from May 29, 2009 (the date of our last examination) through July 31, 2009:
l    Confirmation of all securities held with American Century
Services, LLC (an affiliated entity), the transfer agent of
the underlying mutual funds held by each of the Portfolios.
l    Reconciliation of all such securities to the books and
records of each of the Portfolios and American Century
Services, LLC.
l    Agreement of 4 security purchases and 4 security sales since
May 29, 2009 (the date of our last examination), from the books and records of the corresponding Portfolios to the books and records of American Century Services, LLC.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Corporation's compliance with specified requirements.
In our opinion, management's assertion that the Corporation complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July
31, 2009 with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of American Century
Asset Allocation Portfolios, Inc. and the Securities and
Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
Deloitte & Touche LLP
Kansas City, Missouri
September 28, 2009







Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
We, as members of management of American Century Asset Allocation Portfolios, Inc. (the "Corporation") comprising the LIVESTRONG Income Portfolio, LIVESTRONG 2015 Portfolio, LIVESTRONG 2020 Portfolio, LIVESTRONG 2025 Portfolio, LIVESTRONG 2030 Portfolio, LIVESTRONG 2035 Portfolio, LIVESTRONG 2040 Portfolio, LIVESTRONG 2045 Portfolio, LIVESTRONG 2050 Portfolio, One Choice Portfolio: Very Conservative, One Choice Portfolio: Conservative, One Choice
Portfolio: Moderate, One Choice Portfolio: Aggressive, and
One Choice Portfolio: Very Aggressive (collectively, the "Portfolios"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
We have performed an evaluation of the Corporation's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2009, and from May 29, 2009 through July 31, 2009.
Based on this evaluation, we assert that the Corporation was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2009 and from May 29, 2009 through July 31, 2009, with respect to securities reflected in the investment accounts of each of the Portfolios.

American Century Asset Allocation Portfolios, Inc.
By:
Robert J. Leach
Vice President, Treasurer and Chief
Financial Officer
American Century Asset Allocation
Portfolios, Inc.